Exhibit (e)(18)

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into this           day of           2008, by and between Markus Remark (“Employee”), an individual, and Motive, Inc., a Delaware corporation (“Motive”). In consideration of the mutual promises expressed herein, Employee and Motive have agreed to the following terms and conditions.

1. EFFECTIVE DATE AND TERM.  This Agreement will be effective on or around September 1, 2008, contingent on the successful application and receipt of Employee’s permit to work in the United States, and will remain in effect through December 31, 2009, unless earlier terminated in accordance with Section 4 or Section 5. Continued employment beyond the term of this Agreement will not result in automatic renewal of this Agreement. Rather, to renew this Agreement, Motive and Employee must state their intention to renew this Agreement in writing signed by both Motive and Employee.

2. DUTIES.  Motive agrees to employ Employee as its Senior Vice President, Worldwide Services or in such other capacity as Motive may require. Employee agrees to continue to work for Motive as its Senior Vice President, Worldwide Services or in such other capacity as Motive may require and to perform the duties normally associated with that position and such other duties as Motive may assign to Employee. Employee agrees that Employee is an at-will employee, and Employee’s employment may be terminated at any time, for any reason by either Employer or Employee. Employee further agrees to abide by all of Motive’s policies, procedures, and directives as may be adopted, modified, or issued by Motive from time to time.

3. COMPENSATION AND BENEFITS.  While Employee is actively employed by Motive pursuant to this Agreement, Employee will be entitled to the following compensation and benefits:

(a) Base Salary.  Motive will pay Employee a Base Salary (“Base Salary”) at a rate of $20,833.33 each month ($250,000.00 if annualized), less applicable withholdings and deductions, payable in accordance with Motive’s regular payroll practices. Employee’s Base Salary shall be subject to review and potential adjustment, as determined in Motive’s sole discretion. Base Salary shall not include any payment or other benefit which is denominated as or is in the nature of a bonus, incentive payment, profit-sharing payment, retirement or pension accrual, insurance benefit, other fringe benefit or expense allowance, whether or not taxable to Employee as income. The term Base Salary shall include any adjustment therein for the purposes of this agreement.

(b) Vacation.  Employee shall accrue vacation commensurate with Employee’s position. The accrual and carry-over (if any) of Employee’s vacation shall be in accordance with Motive’s regular vacation accrual practices, as such practices are adopted, modified, or implemented from time to time, provided however that Employee will retain and may carry over any vacation accrued and unused in Germany from January 1, 2008 until the date of Employee’s relocation to Austin, Texas.

(c) Benefits.  Subject to applicable eligibility requirements, Employee shall be invited to participate in the same benefit plans or fringe benefit policies that are generally available to any of its senior level executive employees.

(d) Bonuses.  Employee shall be eligible to receive an annual Target Bonus of up to $125,000.00, less applicable withholdings and deductions (the “Target Bonus”), based on the achievement of individual and company performance objectives which shall be established by Motive or its Board of Directors (the “Board”). Motive shall determine in its sole discretion whether Employee has achieved the established performance objectives. Any Target Bonus that becomes payable with respect to a particular fiscal year shall be paid to Employee no later than seventy-five days after the end of the Company’s fiscal year.

(e) Stock Options.  Motive may or may not award stock option or restricted stock grants to employee from time to time based upon criteria to be set by Motive or its Board of Directors; provided however, that any stock options or restricted stock granted to Employee, shall be governed by the terms of the agreement accompanying the grant, Motive’s Amended and Restated Equity Incentive Plan, and other applicable plan documents.

(f) Other Compensation.  Motive will contribute an amount equal to 3% of Employee’s Base Salary to Employee’s existing private retirement fund in Germany for the duration of the Agreement.

(g) Directors’ and Officers’ Insurance Coverage.  Employee shall have the benefit of such directors’ and officers’ insurance coverage as Motive shall from time to time obtain, but in no event less than that provided to any other senior level executive employee of Motive.

(h) Business Expenses.  Motive will reimburse Employee for Employee’s reasonable business expenses in accordance with Motive’s policies.

(i) Relocation Expenses.  In connection with Employee’s relocation from Germany to Austin, Texas, Motive shall reimburse Employee for the following:

(i) Moving expenses including packing, shipment and unpacking of all personal and household items from Germany to Austin, Texas. Motive reserves the right to select the service provider for this move from not less than two (2) competitive quotes.

(ii) Temporary living expenses for three (3) months from the date Employee relocates to the Austin, Texas, including housing and car rental, subject to the submission of reasonable documentation.

(iii) Closing costs on the purchase of a residence in the Austin, Texas area with twelve (12) months from the date Employee relocates to Austin, Texas.

In the event the reimbursement of expenses described in (i), (ii) and (iii) above are deemed taxable to Employee, then such reimbursement shall be “grossed up” by Motive so as to have a neutral after tax impact to Employee.

(j) Tax Advice and Preparation.  Motive shall pay reasonable fees incurred in connection with engagement of a Tax Advisor to assist in the preparation and filing of Employee’s tax returns in the United States and Germany during Employee’s initial and final tax years in the United States.

(k) Work Permits.  Motive will support Employee in obtaining the appropriate visas and work permits for Employee to be properly and legally employed in the United States, and for Employee’s dependents to be properly and legally residing in the United States with Employee. Motive shall pay all reasonable fees incurred in connection with obtaining these visas and work permits.

4. TERMINATION.  This Agreement and Employee’s employment may be terminated by either party at any time and for any reason, subject to the following provisions:

(a) Termination by Employee.  Employee agrees that if Employee intends to terminate this Agreement or Employee’s employment for any reason, Employee will give Motive at least thirty (30) days’ advance written notice of such termination.

(i) If Employee terminates Employee’s employment and this Agreement for Good Reason and gives Motive the requisite notice of termination, and subsequently executes (within a reasonable period of time) a mutually agreeable release, Motive shall pay Employee severance in accordance with the terms of Section 4(c) and repatriate Employee in accordance with the terms of Section 4(d) below. All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

(ii) If Employee terminates Employee’s employment and this Agreement but does not satisfy any or all of the other conditions of Section 4(a)(i) above for any reason, Employee shall only be entitled to receive payment for Employee’s Base Salary (less applicable deductions and withholdings) through the actual date this Agreement is terminated and payment for unused vacation (less applicable deductions and withholdings) that has accrued as of the actual date this Agreement is terminated. All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law. Employee shall not be entitled to Target Bonus compensation, whether in whole or in part, provided under Section 3(d).

(b) Termination by Motive.  Motive may terminate this Agreement and Employee’s employment at any time, with or without Cause and with or without notice.

(i) If Motive terminates Employee’s employment and this Agreement without Cause, whether during the term of the Agreement or upon expiration of the Agreement, and Employee subsequently executes (within a reasonable period of time) a mutually agreeable release, Motive shall pay Employee severance in accordance with the terms of Section 4(c) below and repatriate Employee in accordance with the terms of Section 4(d) below. All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

(ii) If Motive terminates Employee’s employment and this Agreement without Cause, but Employee does not execute (within a reasonable period of time) a mutually agreeable release for any reason, Employee shall only be entitled to receive payment for Employee’s Base Salary (less applicable deductions and withholdings) through the actual date this Agreement is terminated and payment for unused vacation (less applicable deductions and withholdings) that has accrued as of the actual date this Agreement is terminated. All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law. Employee shall not be entitled to Target Bonus compensation, whether in whole or in part, provided under Section 3(d).

(iii) Notwithstanding any other provision of this Agreement, Motive may terminate this Agreement and Employee’s employment for Cause without advance notice, payment, or penalty of any kind. In such a case, Employee shall only be entitled to receive payment for Base Salary (less applicable deductions and withholdings) through the actual date this Agreement is terminated. All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law. Employee shall not be entitled to Target Bonus compensation, whether in whole or in part, provided under Section 3(d).

(c) Severance.  If Motive is required to pay Employee severance by the express terms of Section 4(a)(i) or 4(b)(i) above, Motive shall pay to Employee in a lump sum an amount equal to

(i) Employee’s aggregate Base Salary, less applicable withholdings and deductions, for a period of six months, or for a period equal to the number of months remaining in the term of this Agreement, whichever is greater; plus

(ii) A prorated portion of Employee’s Target Bonus based upon the number of full calendar quarters that Employee was actively employed during the year of termination and assuming for purposes thereof that full achievement of all performance targets or metrics were met by both Employee and Motive during such year.

Employee understands and agrees that Motive shall not be obligated to pay Employee severance of any kind except as required by Section 4(a)(i) or 4(b)(i) and as described in this Section 4(c).

(d) Repatriation.  If Motive is required to repatriate Employee by the express terms of Section 4(a)(i) or 4(b)(i) above, Motive shall reimburse Employee for the following:

(i) Moving expenses including packing, shipment and unpacking of all personal and household items from Austin, Texas to Germany. Motive reserves the right to select the service provider for this move from not less than two (2) competitive quotes.

(ii) Closing costs on the sale of Employee’s residence in the Austin, Texas area.

In the event the reimbursement of expenses described in (i) and (ii) above are deemed taxable to Employee, then such reimbursement shall be “grossed up” by Motive so as to have a neutral after tax impact to Employee.

Employee understands and agrees that Motive shall not be obligated to repatriate Employee except as required by Section 4(a)(i) or 4(b)(i) and as described in this Section 4(d). Employee further understands and agrees that Motive’s obligation to repatriate Employee under this Agreement shall expire 180 days after the date this Agreement is terminated.

(e) Release Required.  Employee understands that, notwithstanding any other provision of this Agreement, if Employee does not execute a mutually agreeable, fully enforceable release, Employee shall not be entitled to any severance payment of any kind following the termination of this Agreement or Employee’s employment for any reason.

(f) Good Reason.  For purposes of this Agreement, “Good Reason” exists if, without Employee’s written consent:

(i) Motive (or its successor) makes a material change in Employee’s primary work location (for purposes of this provision, the relocation of Employee’s primary work location by more than fifty (50) miles, such that Employee is required to relocate Employee’s permanent residence to continue rendering duties under this Agreement, shall constitute a material change in Employee’s primary work location);

(ii) Motive (or its successor) materially reduces Employee’s Base Salary;

(iii) Motive (or its successor) materially diminishes Employee’s authority, duties or responsibilities;

(iv) Motive (or its successor) materially diminishes the authority, duties or responsibilities of the supervisor to whom Employee is required to report;

(v) Motive (or its successor) materially diminishes the budget over which Employee retains authority; or

(vi) Motive materially breaches this Agreement;

provided, that Employee provides the Board with written notice of the existence of the condition described above within a period not to exceed ninety (90) days of the initial existence of the applicable condition, and Motive fails to cure such condition within thirty (30) days of the date the Board receives Employee’s written notice; provided further, that Employee’s termination of employment for Good Reason occur not more than two years following the initial existence of one or more of the conditions set forth in clauses (i)-(vi) above.

(g) Cause.  For purposes of this Agreement, “Cause” exists if:

(i) Employee is determined by Motive’s Board (or the Compensation Committee thereof) to have engaged in any act of misconduct, including but not limited to drunkenness, substance abuse, dishonesty, repeated absenteeism without good cause, or unlawful discrimination, during the course and scope of his employment with Motive which resulted in injury to the business, reputation or goodwill of Motive;

(ii) Employee is determined by Motive’s Board (or the Compensation Committee thereof) to have willfully failed to attend to his duties under this Agreement;

(iii) Employee is determined by Motive’s Board (or the Compensation Committee thereof) to have breached his fiduciary duties to Motive or to have committed any act of fraud or embezzlement against Motive;

(iv) Employee pleads guilty to or is convicted of any crime involving moral turpitude; or

(v) any breach or breaches of this Agreement by Employee occurs, which breaches are (1) singularly or in the aggregate, material, and (2) not cured within fifteen (15) days of written notice of such breach or breaches to Employee from Motive.

(h) Cooperation.  Upon the termination of Employee’s employment for any reason, Employee agrees to cooperate with Motive in transitioning Employee’s responsibilities and duties as directed by Motive.

(i) Death.  In the event Employee dies, this Agreement shall terminate as of the end of the month during which his death occurs, with no obligation for payment of any additional amounts. All other rights and benefits of Employee and Employee’s dependent(s) hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

(j) Disability.  If Employee becomes physically or mentally disabled, whether totally or partially, so that Employee is unable to perform the essential functions of the job, with or without reasonable accommodation in accordance with the Americans With Disabilities Act, as determined by the Board in its good faith judgment, for: (i) a period of one hundred twenty (120) consecutive days; or (ii) for shorter periods aggregating one hundred fifty (150) days during any twelve-month period, the Company, by written notice to Employee, may terminate Employee’s employment, in which event this Agreement shall terminate the last day of the calendar month during which notice of termination due to disability is given. Upon such termination, the Company shall pay to Executive all Base Salary that has fully accrued and vested but not been paid as of the effective date of such termination. All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right of Employee’s dependents to continue benefits pursuant to applicable law. Nothing in this Section shall be deemed to extend the Agreement.

5. CHANGE IN CONTROL.

(a) For purposes of this Agreement, a “Change in Control’’ shall mean:

(i) The consummation of a merger or consolidation of Motive with or into another entity or any other corporate reorganization, if persons who were not stockholders of Motive immediately prior to such merger, consolidation or other reorganization beneficially own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (1) the continuing or surviving entity and (2) any direct or indirect parent corporation of such continuing or surviving entity; or

(ii) The sale, transfer or other disposition of all or substantially all of Motive assets; or

(iii) A change in the composition of the Board of Motive, as a result of which fewer than 50% of the incumbent directors are directors who either (1) had been directors of Motive on the date 12 months prior to the date of the event that may constitute a Change in Control (the “original directors”) or (2) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved; or

(iv) Any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Motive representing at least 50% of the total voting power represented by Motive’s then outstanding voting securities. For purposes of this Paragraph (d), the term “person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude (1) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a Parent or Subsidiary and (2) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Shares of the Company.

(b) A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held Motive’s securities immediately before such transaction.

(c) If a Change in Control occurs and Employee is terminated without Cause within twelve (12) months following such Change in Control, Motive shall pay to Employee in a lump sum an amount equal to

(i) Employee’s aggregate Base Salary, less applicable withholdings and deductions, for a period of six months, or for a period equal to the number of months remaining in the term of this Agreement, whichever is greater; plus

(ii) A prorated portion of Employee’s Target Bonus based upon the number of full calendar quarters that Employee was actively employed during the year of termination and assuming for purposes thereof that full achievement of all performance targets or metrics were met by both Employee and Motive during such year.

All other rights and benefits of Employee hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

6. EMPLOYEE WARRANTIES AND INDEMNITY.

(a) No Conflict.  Employee represents and warrants that Employee is free to enter into the terms of this Agreement and that Employee has no obligations to any other legal entity or otherwise that are inconsistent with any of its provisions.

(b) No Disclosure, Misuse, or Removal.  Employee further represents and warrants that Employee:

(i) has not and will not disclose to Motive any confidential business information or trade secrets belonging to any other legal entity;

(ii) will not and does not intend to use any confidential business information or trade secrets belonging to any other legal entity in connection with Employee’s employment with Motive; and

(iii) has not removed any books, papers, or records belonging to any other legal entity, including, without limitation, any documents containing any confidential business information, business plans, confidential customer information, or confidential or proprietary information about any other legal entity’s products or services.

(c) Indemnification.  Employee further agrees that in the event of a breach of the foregoing representations and warranties, Employee will indemnify Motive for any and all liability and losses including, without limitation, damages payable to third parties, consequential losses, lost profits, costs and attorneys’ fees, that Motive may incur as a result of such breach.

7. ARBITRATION.  Motive and Employee expressly agree that any dispute between them arising out of or relating to this Agreement or its termination or any other aspect of Employee’s relationship with Motive or the termination of that relationship (including any contract or tort claims, or claimed violations of statute) shall be settled by final and binding arbitration in Austin, Texas administered by the American Arbitration Association under its National Rules for the Resolution of Employment Disputes, and judgment upon the award rendered by the arbitrator(s) may be entered in any court with jurisdiction.

By agreeing to arbitrate, Employee understands that Employee and Motive are mutually agreeing to submit all disputes to an arbitral rather than judicial forum. Employee and Motive agree that a single arbitrator will be selected from AAA and that AAA shall schedule any arbitration and appoint the arbitrator, if the parties cannot agree on the selection of the arbitrator. Employee understands that the cost of the arbitrator will be borne equally by Employee and Motive, although upon demonstration of financial burden by Employee, the arbitrator may shift the arbitration fees to be borne by Motive with Employee paying a minimum of $250. Employee also understands that the decision of the arbitrator shall be final and binding.

In the event that either party to this Agreement brings or pursues a dispute in a court of law, which dispute is subject to final and binding arbitration in accordance with this Agreement and should have been brought or submitted to arbitration, that party shall pay all reasonable attorneys’ fees and court costs incurred by the other party in filing any motion to compel arbitration, motion to dismiss or other pleading with said court to enforce arbitration under those procedures.

The terms of this Section 7 survive the termination of this Agreement by either party for any reason.

8. MISCELLANEOUS.

(a) Entire Agreement.  This Agreement embodies the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, if any, between the parties regarding the subject matter hereof. To the extent there is any conflict between the provisions of this Agreement and any of Motive’s personnel and/or payroll policies, the terms of this Agreement shall control.

(b) Modification.  Both parties agree that neither has the authority to modify or amend this Agreement unless the modification or amendment is in writing and signed by both of them.

(c) Notice To Employee.  Notice to Employee shall have occurred and be effective when: (i) Employee receives actual notice, whether in writing or otherwise; and/or (ii) when a written notice is mailed via certified mail to Employee’s then-current address as reflected in Motive’s records.

(d) Notice To Motive.  Notice to Motive shall have occurred and be effective when: (i) the Board receives written notice; and/or (ii) when a written notice is delivered via certified mail to Motive’s then current address.

(e) Severability.  If any provision of this Agreement is declared or found to be illegal, unenforceable or void, the remainder of this Agreement shall remain valid and enforceable to the extent feasible.

(f) No Waiver.  Any waiver of any term of this Agreement by Motive shall not operate as a waiver of any other term of this Agreement, nor shall any failure to enforce any provision of this Agreement operate as a waiver of Motive’s right to enforce any other provision of this Agreement.

(g) Successors.  Employee’s obligations under the Agreement will be binding upon Employee’s heirs, executors, assigns, and administrators and will insure to the benefit of Motive, its subsidiaries, successors, and assigns.

(h) Survival.  Employee’s obligations under this Agreement will be binding upon Employee’s heirs, executors, assigns, and administrators and will inure to the benefit of Motive, its subsidiaries, successors, and assigns.

(i) Proper Construction.  The language of all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning, and not strictly for or against any of the parties. Moreover, the paragraph headings used in this Agreement are intended solely for convenience of reference and shall not in any manner amplify, limit, modify or otherwise be used in the interpretation of any of the provisions hereof.

9. CHOICE OF LAW AND VENUE.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF TEXAS. BOTH PARTIES EXPRESSLY CONSENT TO THE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN TEXAS. THE PARTIES FURTHER AGREE THAT THE EXCLUSIVE VENUE FOR THE RESOLUTION OF ANY DISPUTE RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE STATE AND FEDERAL COURTS LOCATED IN TRAVIS COUNTY, TEXAS.

IN WITNESS WHEREOF, Employee and Motive have executed this Agreement:

MOTIVE:	EMPLOYEE:

By:	By:

Printed Name: Alfred T. Mockett	Printed Name: Markus Remark

Title: Chairman & CEO	Title: Senior Vice President, Worldwide Services

Date:	Date: